INVICTUS MD Canada’s Cannabis Company

PRESS RELEASE	June 23, 2017

Invictus MD Announces Inclusion on Horizons
Marijuana Life Sciences Index ETF

Vancouver, BC, June 23, 2017 - INVICTUS MD STRATEGIES CORP. ("Invictus MD" or the "Company") (TSXV: IMH; OTC: IVITF; FRA: 8IS) is pleased to announce its inclusion in the Horizon Medical Marijuana Life Sciences ETF (TSX:HMMJ) ("HMMJ ETF"), which is trading, and is the first ETF to offer direct exposure to North American-listed stocks that operate in the legal medical cannabis industry.

Horizon Medical Marijuana Life Sciences ETF is the first exchange-traded fund that offers investors direct exposure to North American-listed stocks that are involved with biopharmaceuticals, medical manufacturing, distribution, bio-products, and other businesses ancillary to the marijuana industry. Invictus MD joins the 19 other constituents. Only stocks that meet minimum asset and liquidity thresholds are qualified for inclusion in the index, and no single stock may exceed 10% of the weight of the Index when rebalanced.

"Invictus MD's inclusion to Horizon’s Marijuana Life Sciences Index ETF represents an important achievement for our company and recognizes the enormous efforts and successes of our team," said Dan Kriznic, Executive Chairman. "Inclusion in the ETF will help broaden participation in Invictus MD's shares, and improve trading liquidity for our shareholders."

About Invictus MD Strategies Corp.

Invictus MD Strategies Corp. is focused on two main verticals within the burgeoning Canadian cannabis sector: Licensed Producers under the ACMPR, including its wholly owned subsidiary Acreage Pharms Ltd., as well as its investment in the fully licensed facility AB Laboratories Inc.; and Fertilizer and Nutrients through Future Harvest Development Ltd.

info@invictus-md.com www.invictus-md.com

INVICTUS MD Canada’s Cannabis Company

For more information, please visit www.invictus-md.com.

On Behalf of the Board,
Dan Kriznic
Executive Chairman

Larry Heinzlmeir
Vice President, Marketing & Communications
604-537-8676

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

info@invictus-md.com www.invictus-md.com